Exhibit 99.1

ACORN INTERNATIONAL, INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON November 15, 2017

On November 15, 2017, Acorn International, Inc., a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders at the offices of Sheppard Mullin Richter & Hampton LLP, 26th Floor, Wheelock Square, 1717 Nanjing Road West, Jing An District, Shanghai, 200040, People’s Republic of China, at 10:00 a.m. local time for the following purposes:

1.	Re-election of Mr. Robert W. Roche as a director of the Company.

2.	Re-election of Mr. David Leung as a director of the Company

3.	Re-election of Mr. Pierre E. Cohade as a lead director of the Company.

4.	Re-election of Ms. Jenny Hseau-Jean Wang as a director of the Company.

5.	Re-election of Mr. Eric Haibing Wu as a director of the Company.

6.	Appointment of Grant Thornton CPA LLP as independent auditor of the Company for the fiscal year ending December 31, 2017.

7.	To transact any such other business that may properly come before the meeting.

You can find more information about each of these items, including the nominees for Director, in the attached proxy statement. Only shareholders registered in the register of members at the close of business on October 9, 2017 can vote at this meeting or at any adjournment that may take place.

We cordially invite all shareholders to attend the annual general meeting in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Whether or not you expect to attend the annual general meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible to ensure your representation and the presence of a quorum at the annual general meeting. If you send in your proxy card and then decide to attend the annual general meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. This proxy is to be delivered to the attention of Geoffrey Gao, Acorn International, Inc., 19/F, 20th Building, 487 Tian Lin Road, Shanghai 200233, People’s Republic of China, and arrive no later than November 8, 2017. The Notice of the Annual General Meeting of Shareholders, the Proxy Statement and a copy of the Company’s 2016 Annual Report are also available through our website at http://www.acorninternationalir.com.

By Order of the Board of Directors,

Robert Walter Roche

Chief Executive Officer

October 13, 2017

上 海

●	地址: 上海市田林路487号20号楼19层
●	邮编: 200233
●	电话: 021-51518888
●	传真: 021-51518883

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